601 Lexington Avenue New York, New York 10022
Richard B. Aftanas, P.C.
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4722		(212) 446-4900
richard.aftanas@kirkland.com	www.kirkland.com

February 21, 2019

VIA EDGAR TRANSMISSION

Ms. Sherry Haywood
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Amcor plc
Amendment No. 1 to Draft Registration Statement on Form S-4
Confidentially Submitted December 18, 2018
CIK No. 0001748790

Dear Ms. Haywood:

On behalf of our client Amcor plc, a public limited company incorporated under the Laws of the Bailiwick of Jersey (“Amcor”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 29, 2019, relating to Amendment No. 1 to the Draft Registration Statement on Form S-4 of Amcor (CIK No. 0001748790) confidentially submitted to the Commission on December 18, 2018 (the “December 18 Draft”). We are concurrently confidentially submitting via EDGAR Amendment No. 2 to the Draft Registration Statement on Form S-4 (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 2, including copies marked to show the changes from the December 18 Draft.

Set forth below are Amcor’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below and is followed by Amcor’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Risk Factors

Risk Factors Relating to Being a Jersey, Channel Islands Company Listing Ordinary Shares, page 64

1.                                      Staff’s comment: We note that your forum selection provision identifies the Royal Court of Jersey as the exclusive forum for certain litigation, including any “derivative action.” Please disclose this provision and disclose that there is uncertainty as to whether a court would enforce such provision. Please consider revising your Comparison of the Rights of Holders of Bemis Shares and New Amcor Shares to disclose your exclusive forum provision.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised the disclosure on pages 64 and 266 of Amendment No. 2 to disclose the exclusive forum provision and provide additional detail related thereto.

U.S. Federal Income Tax Considerations for U.S. Holders, page 123

2.              Staff’s comment: We note counsel’s opinion that the Transaction should not be subject to Section 367(a)(1) of the Code. It is permissible for the tax opinion to use “should” rather than “will” but please have counsel revise the opinion to describe the degree of uncertainty in the opinion. Please see Section III.C.4 of Staff Legal Bulletin No. 19.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment Amcor has revised counsel’s opinion on page 3 of Exhibit 8.1 to Amendment No. 2.

Other pro forma adjustments, page 181

3.                                      Staff’s comment: As disclosed on pages 290 and 291, we note that as a result of the Transaction, there will be changes to the compensation of your CEO and non-executive directors. If material, please address the need to reflect such changes in your pro forma financial statements.

Response: Amcor acknowledges the Staff’s comment and respectfully advises the Staff that it estimates the increase to the CEO’s compensation and non-executive directors to amount to approximately $3.5 million in the aggregate and is inclusive of variable compensation which is linked to future performance. Amcor believes that the amounts involved are not material and the estimated variable portion is not factually supportable such as to require reflecting such change in the pro forma financial statements.

Note 4 (e) Amcor equity share arrangements, page 183

4.                                      Staff’s comment: We note that you deleted the statement “Amcor has not yet determined if any new equity share awards will be granted upon completion of the Transaction.” If you have made the determination to grant new equity share awards upon completion of the

Transaction, please discuss the nature of such grants and address the need to reflect the impact of those grants in your pro forma financial statements.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that the disclosure on page 289 in the Section “Executive Compensation — Approved but as yet not awarded grants” addresses the new equity share grants Amcor has determined to award in connection with the Transaction. As stated therein, Amcor has replaced a 2018 performance based equity grant to its executives for fiscal year 2019 with a grant that has the same features of the previously approved plan but will be awarded upon completion of the Transaction to both Amcor and Bemis participants, including the Chief Executive Officer. Amcor believes that the amounts involved are not material and that the awards are variable and not factually supportable, as they are subject to post-completion performance conditions, and as such do not require reflection in the pro forma financial statements.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 221

5.                                      Staff’s comment: We note that you reported net cash used in operating activities of $301.3 million for the three months ended September 30, 2018. This is a material change from the $871.4 million net cash provided by your operating activities for the year ended June 30, 2018. The significant use of cash during the three months ended September 30, 2018 appears to be driven by material changes in your operating assets and liabilities. Please expand your disclosures to provide a more robust analysis of the significant drivers underlying these material changes. Also, address this comment as it relates to the change in your net cash used in your operating activities for the three months ended September 30, 2018 as compared to the three months ended September 30, 2017. In this regard, we note a significant decrease in net cash used in operating activities from period to period. Refer to Sections 501.03, .04 and .13 of the Financial Reporting Codification.

Response: Amcor acknowledges the Staff’s comment and advises the Staff that Amendment No. 2 replaces financial statements for the three months ended as of September 30, 2018 with financial statements as of the six months ended December 31, 2018, which reflect a net cash flow from operating activities of $234.7 million for the six months ended December 31, 2018 compared to $871.4 million of net cash flow from operating activities for the year ended June 30, 2018. The financial statements as of the six months ended December 31, 2018 also reflect an increase in net cash flow from operating activities from $155.9 million for the six months ended December 31, 2017 to $234.7 million for the six months ended December 31, 2018. Amcor further advises the Staff that Amcor has supplemented the disclosure on page 221 of Amendment No. 2 to further disclose that the lower pro-rata cash inflow as of the six months ended December 31, 2018 compared to the year ended June 30, 2018 is driven by the annual inventory build for the second half of the year, particularly in Rigid Plastics and the timing of working capital movements at June 30, 2018, and that the $78.8 million increase in net cash flow in the six months ended December 31, 2018 compared to the six months ended December 31, 2017 was mainly driven by working capital movements.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 446-4722 or Jonathan Davis at (212) 446-4835.

Sincerely,

/s/ Richard B. Aftanas, P.C.

Richard B. Aftanas, P.C.

cc:                                Julie McPherson
Amcor plc

Sheri H. Edison
Bemis Company, Inc.

Jonathan Davis
Kirkland & Ellis LLP

Michael A. Stanchfield
Faegre Baker Daniels LLP

Amy C. Seidel
Faegre Baker Daniels LLP

Brandon C. Mason
Faegre Baker Daniels LLP